Exhibit 4.23

English translation

SBERBANK OF RUSSIA

AND

SOUTHERN KUZBASS COAL COMPANY OAO

NOVATION AGREEMENT No. 8508

THIS NOVATION AGREEMENT (the “Agreement”) is made on October 9, 2012

BY AND BETWEEN:

(1)	SBERBANK OF RUSSIA, an open joint stock company, organized and existing under the laws of the Russian Federation (company name in Russian: ) (the “Lender”), as represented by Fedor V. Sapronov, Managing Director and Director of the Lending and Project Financing Group of the Corporate Financing Department of Sberbank of Russia, acting by virtue of the Lender’s Articles of Association and under Power of Attorney No. 881D dated August 10, 2012, on the one hand; and

(2)	SOUTHERN KUZBASS COAL COMPANY OAO, an open joint stock company, organized and existing under the laws of the Russian Federation (company name in Russian: ) (the “Borrower”), as represented by Boris G. Nikishichev, Director General of Mechel - Mining Management Company OOO, a limited liability company organized and existing under the laws of the Russian Federation (full company name in Russian: ; abbreviated company name in Russian: ), registered under number (OGRN) 1085410004811, having its registered office at 1 Krasnoarmeyskaya Str., Moscow 125993, Russia (address in Russian: 125993, ), acting as the executive body of Southern Kuzbass Coal Company OAO under the agreement on delegation of the sole executive body’s powers and authority of Southern Kuzbass Coal Company OAO to Mechel – Mining Management Company OOO dated on November 1, 2009 by and by virtue of the Articles of Association of Mechel - Mining Management Company OOO and of the Articles of Association of the Borrower, on the other hand;

the Lender and the Borrower being hereinafter collectively referred to as the “Parties” and, each individually, as a “Party”.

WHEREAS:

(A)	On October 9, 2012, the Parties executed a certain Non-Revolving Loan Facility Agreement No. 8508 (the “Loan Agreement”);

(B)	Pursuant to Clause 3.3 of the Loan Agreement, execution of this Agreement is one of the conditions precedent to disbursement of the loan to the Borrower by the Lender;

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used in this Agreement, unless otherwise expressly provided for herein, the following terms shall have the following meanings:

a)	“Threshold” means that the Russian ruble to U.S. dollar exchange rate, expressed as an amount of Russian rubles per one U.S. dollar, for settlements on the next following business day, calculated by the Chicago Mercantile Exchange (“CME”) and published by the Emerging Markets Trade Association (“EMTA”) on Reuters’ EMTA page (or, where such page is unavailable, on another page maintained by Reuters or any other system publishing such information) at approximately 1:30 p.m. Moscow time on any date following the date of execution of this Agreement reaches or exceeds the threshold of fifty (50) Russian rubles per one (1) U.S. dollar (the “Threshold”); without prejudice to the above provisions of Clause 1.1(a), if the Russian ruble to U.S. dollar exchange rate, expressed as an amount of Russian rubles per one U.S. dollar, for settlements on the next following business day, is not or has not been calculated by CME on the date when the Russian ruble to U.S. dollar exchange rate is to be determined for the purposes of this Agreement, such rate shall be determined, based on all available information, by the Lender acting in a good faith and in a commercially reasonable manner;

b)	“Strike Rate” means the Russian ruble to U.S. dollar exchange rate equal to 31.00 Russian rubles per one (1) U.S. dollar; and

c)	“Notice” means, unless the context requires otherwise, any notice or other communication as may be given or delivered by one Party to the other Party hereunder or in connection herewith.

1.2	Interpretation

1.2.1	Any reference in this Agreement to:

(a)	a law or another statute or document shall be deemed a reference to such document as it may be amended, supplemented, revised, or modified from time to time;

(b)	a word in the singular shall include the plural and vice versa unless the context requires otherwise;

(c)	“Clause” shall be deemed a reference to a Clause of this Agreement unless the context requires otherwise.

1.2.2	The section headings are for the purpose of reference only and do not limit or affect the construction hereof.

2.	NOVATION OF LOAN AGREEMENT

2.1	Subject to the Threshold being reached, the obligations of the Parties under the Loan Agreement (including, but not limited to, the loan principal repayment and interest payment obligations), save for those obligations which are mentioned in Clause 2.2 below (the “Original Obligations”) and in Clause 2.3 below, shall be novated, with effect from the date next following the day when the Threshold is reached, and shall become obligations of the Parties under a loan agreement with the following terms and conditions (the “New Loan Agreement”):

a)	The loan amount under the New Loan Agreement shall be equal to the loan amount outstanding under the Loan Agreement as of the date next following the day when the Threshold is reached, calculated in U.S. dollars at the Strike Rate. For the purposes of calculation of the loan amount under the New Loan Agreement, the said loan amount outstanding under the Loan Agreement shall not include any of those loan amounts under the Loan Agreement which are to be repaid by the Borrower in the period up to and including the date when the Threshold is reached, but have not been so repaid as of the Threshold date, inclusively;

b)	The Borrower agrees to pay to the Lender interest on the loan under the New Loan Agreement on the following terms and conditions:

(i)	For the period starting from the date of execution hereof and up to and including December 31, 2012, at the rate of ten percent (10%) per annum;

(ii)	For the period starting from (and including) January 1, 2013 and ending on (and including) the loan’s full and final repayment date, at a floating interest rate which will be determined depending on the ratio between the sales proceeds generated by domestic and foreign markets contracts/agreements and deposited in the last Accounting Period (as defined in the Loan Agreement) into the accounts which are specified in Schedule 2 to the Loan Agreement and which are maintained by the Borrower and other Mechel Mining Group companies (as defined in the Loan Agreement) with the Lender and the loan remaining outstanding under the New Loan Agreement as of the Accounting Period end date, as shown in the table below:

Ratio between the sales proceeds deposited into the accounts maintained by the Borrower and other Mechel Mining Group companies with the Lender and the loan remaining outstanding under the New Loan Agreement as of the accounting period end date, in percent

Annual interest rate
Thirty-seven point five percent (37.5%) or more	Ten percent (10%)
Less than thirty-seven point five percent (37.5%)	Eleven percent (11%)

When determining the values to be used to calculate the floating interest rate:

(A)	The sales proceeds deposited into accounts in the last Accounting Period in a foreign currency other than U.S. dollars shall be first converted into Russian rubles ant then in U.S. dollars at the official exchange rate quoted by the Bank of Russia as of the date when such amounts were credited to the account;

(B)	For the purposes of this Clause 2.1(b)(ii), the sales proceeds deposited into any new account opened by the Borrower and/or another Mechel Group company with the Lender shall be accounted for by the Lender for the purposes of determination of the interest rate applicable under the New Loan Agreement starting from the Accounting Period in which the parties execute an amending agreement pursuant to which such new account is included in Schedule 2 to the Loan Agreement;

(C)	The amount of the loan remaining outstanding and payable by the Borrower under the New Loan Agreement in the last Accounting Period shall be determined as the loan remaining outstanding under the New Loan Agreement as of the last business day of the last Accounting Period.

The interest rate applicable to the corresponding Interest Period (as defined in the Loan Agreement) shall be determined each quarter, without the Parties being required to execute a separate amending agreement hereto, by a written notice from the Lender to the Borrower indicating the interest rate applicable to such Interest Period and calculated in accordance with the following Accounting Period and Interest Period matrix:

Accounting Period	Interest Period

From September 1 up to and including November 30	From December 29 up to and including March 28

From December 1 up to and including February 28 (29)	From March 29 up to and including June 28

From March 1 up to and including May 31	From June 29 up to and including September 28

From June 1 up to and including August 31	From September 29 up to and including December 28

An interest rate notice indicating the applicable interest rate shall be delivered by the Lender to the Borrower no later than the date next following the day when the Threshold is reached and thereafter no later than the first business day of the then current Interest Period. If the Borrower does not receive such notice, the Borrower shall independently calculate the interest rate as would be applicable under this Clause 2.1(b)(ii);

c)	Interest shall incur on the loan outstanding under the New Loan Agreement starting from date next following the day when the Threshold is reached, inclusively, and until the date of full and final repayment of the loan, inclusively;

d)	Subject to Clause 2.1(c) above, interest payments under the New Loan Agreement shall be made each quarter, on the 28th day of the third month of each calendar quarter, and on the date of full and final repayment of the loan;

e)

Subject to Clause 2.1(a) above, the loan outstanding under the New Loan Agreement shall be repaid in equal parts, on the loan repayment dates specified in Clause 6.1 of the Loan Agreement. The Borrower shall not be entitled to repay early, in whole or in part, any loan amount outstanding under the New Loan Agreement before such loan repayment date(s). This requirement shall not apply to acceleration by the Borrower of the loan repayment under the New Loan Agreement as may be effectuated by the Borrower under Clause 7.1.5 of the Loan Agreement (in accordance with Clause 2.1(i) below);

f)	All loan repayment and loan interest and other payments under the New Loan Agreement shall be effectuated in U.S. dollars;

g)	As used in the New Loan Agreement, a “business day”, subject to Clauses 5.4, 5.9 and 6.1 of the Loan Agreement (in accordance with Clause 2.1(i) below), means any day when the commercial banks and clearing systems are open for business (including for making payments in a foreign currency) in Moscow, London and New York City;

h)	All disputes and controversies as may arise out of, or in connection with, the New Loan Agreement shall be referred to, and resolved by, the Moscow City Arbitrazh Court in accordance with the existing laws and regulations of the Russian Federation;

i)	All other terms and conditions of the New Loan Agreement (including, but not limited to, the date of full and final repayment of the loan, the representations and warranties (including, without limitation, the representations and warranties with respect to the Swap Transaction (as defined in the Loan Agreement)), the payment conditions, the rights and obligations of the Lender and of the Borrower, the provisions on the Borrower liability (including, without limitation, the Borrower’s obligation to indemnify the Lender for the losses including the costs due to the need on the part of the Lender to proceed with Termination of the Hedging Arrangements (as defined in the Loan Agreement)), as well as those provisions which are similar to the provisions of Clause 13 of the Loan Agreement (Miscellaneous)), shall remain the same as in the Loan Agreement to the extent they do not conflict with Clauses 2.1(a)-(g) above or the essence of the New Loan Agreement, subject to Clauses 2.1(a)-(g) above, or the essence of this Agreement.

2.2

The Original Obligations shall include those of the Borrower’s payment obligations under the Loan Agreement (including, but not limited to, the obligation to pay the Fees (as defined in the Loan Agreement), to repay the loan and to pay the loan interest) which are to be, but have not been, performed by the date (inclusively) when the Threshold is reached, as well as the Borrower’s obligation under the Loan Agreement to pay to the Lender those penalties which have been incurred, but have not been paid by the Borrower, by the date (inclusively) when the Threshold is reached. The Original Obligations shall not be terminated by novation hereunder, but shall be properly discharged and performed by the Borrower in accordance with the terms of the Loan Agreement.

2.3	The obligation of the Borrower to pay the loan interest incurred under the Loan Agreement for the period from the last interest payment date under Clause 4.2 of the Loan Agreement preceding the date when the Threshold is reached (inclusively) and ending on the Threshold date (inclusively) shall be novated and become the obligation on the part of the Borrower to pay such interest in U.S. dollars at the Strike Rate. The Borrower agrees to pay such interest on the first interest payment date under the New Loan Agreement in accordance with Clause 2.1(d) above.

2.4	The Lender may (but shall not be obliged to) notify the Borrower of the fact that the Threshold has been reached. Under no circumstances the occurrence and/or the effect of the Threshold, as it is envisaged herein, may be construed as conditional on the Lender serving such a notice on the Borrower.

3.	REPRESENTATIONS AND WARRANTIES

3.1	The Borrower hereby represents and warrants to the Lender that:

a)	The Borrower is a legal entity duly organized and existing under the laws of the Russian Federation;

b)	Any and all consents or authorizations as may be required to be obtained by the Borrower in order to execute and/or perform this Agreement have been obtained and are in effect;

c)	No legal, arbitration or administrative proceedings have been commenced or initiated against the Borrower by a court of law, arbitration tribunal or another authority which would be capable to prevent the Borrower from execution of and/or proper performance under this Agreement;

d)	The Borrower has always complied and is in compliance, in all material respects, with all legal requirements of which a violation or breach would be capable of preventing the Borrower from execution of and/or proper performance under this Agreement;

e)	The Borrower has valid and legal title to or legal leasehold of the assets required by the Borrower to carry out its business;

f)	To the best of the Borrower’s knowledge, there have not occurred any events or circumstances which would be capable of affecting the Borrower performance under any other agreement or financial instrument or which might prevent the Borrower from proper performance hereunder;

g)	Neither the execution nor the performance of this Agreement by the Borrower shall conflict with or be in breach of any of the Borrower’s incorporation documents;

h)	The Borrower has diligently and thoroughly assessed whether the execution of this Agreement would be acceptable and desirable for the Borrower, subject to the Borrower’s stated objectives and expectations, financial condition, operational resources and other circumstances;

i)	The Borrower fully understands the nature and the terms of this Agreement and acknowledges and accepts all potential risks and effects as may arise out of or in connection with the execution or performance of this Agreement;

3.2	The Borrower hereby acknowledges and agrees that:

a)	The execution of this Agreement is a condition precedent to disbursement of the loan to the Borrower on the terms of the Loan Agreement. Furthermore, the execution of this Agreement allows the Borrower to obtain the loan interest rate mentioned in Clause 4.1 of the Loan Agreement;

b)	Had the loan under the Loan Agreement been provided by the Lender without regard to the execution of this Agreement, the loan interest rate offered by the Lender to the Borrower would have been higher than that which is mentioned in Clause 4.1 of the Loan Agreement.

4.	MISCELLANEOUS

4.1	Effective Date

This Agreement shall take effect as of the date it is executed by both Parties.

4.2	Amendments

4.2.1	Save as provided for in Clause 4.2.2 below, this Agreement may not be amended or modified other than by a written instrument duly executed by authorized signatories.

4.2.2	In the event of any change in a Party’s location or mailing address, such Party shall notify the other Party thereof no later than one (1) business day after the date when the change occurs.

4.3	Notices

4.3.1	Any Notice to be given or delivered by one Party to the other Party hereunder shall be made in writing and executed by an authorized official.

4.3.2	Any Notice shall be deemed to have been duly and properly given if delivered by courier or sent by registered mail or telegraph with acknowledgement of receipt requested, to the address specified herein (subject to Clause 4.2.2 above).

4.3.3	A Notice from the Lender shall be deemed to have been duly delivered to the Borrower if it has been received by the Borrower or where the Borrower fails or refuses to receive the same or where such Notice could not have been served on the Borrower due to the Borrower being unavailable at the address indicated in the Notice, of which fact the Lender has been informed by the postal service. A Notice from the Lender shall be deemed to have been delivered to the Borrower on the date when it is received by the Borrower or, where the Borrower fails or refuses to receive the same or where such Notice could not have been served on the Borrower due to the Borrower being unavailable at the address indicated in the Notice, the date when the postal service sends a notice informing the Lender that it has failed to deliver the Lender’s Notice to the Borrower.

4.4	Dispute Resolution

All disputes and controversies as may arise out of, or in connection with, this Agreement shall be referred to, and resolved by, the Moscow City Arbitrazh Court in accordance with the existing laws and regulations of the Russian Federation.

4.5	Confidentiality

4.5.1	Either Party agrees to keep confidential and not disclose in any form or manner (including, but not limited to, in an interview, publication or advertising) any information on the terms or conditions of this Agreement other than on a written consent of the other Party.

4.5.2	The confidentiality undertaking described in Clause 4.5.1 above shall not apply to statutory disclosures under Russian law or to those instances where a Party is required to make such a disclosure under the existing or newly assumed disclosure obligations owing to another creditor, rating agency or financial institution.

4.6	Counterparts

This Agreement is made in two (2) counterparts having equal legal force, one for the Lender and one for the Borrower.

5.	PARTIES’ LOCATION AND BANK DETAILS

5.1	LENDER:

Location: 19 Vavilov Str., Moscow 117997, Russia ( )

Taxpayer Number (INN): 7707083893

Company Number (OGRN): 1027700132195

Taxpayer Record Validity Code (KPP): 775001001

Russian National Company and Business Classification Code (OKPO): 00032537

For payments in RUR: Account No. 30301810500001000014; Correspondent Account No. 30101810400000000225 with OPERU of the Moscow GTU of the Bank of Russia; BIC 044525225

For payments in USD:

Account No. 30301840800001000014 with Sberbank, Moscow, SWIFT SABRRUMM

(HEAD OFFICE – ALL OFFICES in RUSSIA)

BANK OF NEW YORK MELLON NEW YORK, NY, SWIFT IRVT US 3N

For payments in EUR:

Account No. 30301978400001000014 with Sberbank, Moscow, SWIFT SABRRUMM

(HEAD OFFICE – ALL OFFICES in RUSSIA)

DEUTSCHE BANK AG FRANKFURT AM MAIN, SWIFT DEUTDEFF

Tel: (495) 747-3381; 957-5563; Fax: (495) 957-5561

5.2	BORROWER:

Location: 6 Yunosti Str., Mezhdurechensk, Kemerovo Region, 652877, Russia ( )

Mailing address: 6 Yunosti Str., Mezhdurechensk, Kemerovo Region, 652877, Russia

( )

Taxpayer Number (INN): 4214000608

Company Number (OGRN): 1024201388661

Ruble Account No. 40702810026070100405 with Mezhdurechensky Branch No. 7763 of the Siberia Bank of the Sberbank of Russia

Tel: (384) 757-4370; Fax: (384) 757-4397

Email: mechel@mechel.com

PARTIES’ SIGNATURES

LENDER	BORROWER

Managing Director Director of the Lending and Project Financing Group of the Corporate Financing Department Sberbank of Russia	Director General of the management company - Mechel - Mining Management Company OOO

/s/ Fedor V. Sapronov	/s/ Boris G. Nikishichev

/seal/	/seal/ Mechel - Mining Management Company OOO